Exhibit 99.1

Distribution of FCA ownership in RCS MediaGroup

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announced today that, on April 30 and May 1, 2016 (1) the deed of demerger relating to the ordinary shares in RCS MediaGroup S.p.A. (“RCS”) held by FCA in favor of Interim One B.V. was executed and the demerger became effective on May 1, 2016 and (2) the liquidation of Interim One B.V. and the advance distribution of the ordinary shares in RCS were approved.
The demerger and liquidation are the principal steps in FCA’s previously-announced plans to distribute the ordinary shares in RCS held by FCA to the holders of its common shares.
Holders of FCA common shares will be entitled to 0.067746 ordinary shares of RCS for each common share of FCA held. The record date for the distribution is May 3, 2016 (for FCA common shares held through participants in the Monte Titoli system) and May 4, 2016 (for FCA common shares held through other participants in the DTC system), which accounts for the different standard settlement periods in Borsa Italiana and the New York Stock Exchange.
Additional information related to the distribution of the RCS ordinary shares to FCA shareholders has been made available on the investor relations page of the FCA website at http://www.fcagroup.com/en-US/investor_relations.
London, May 1, 2016

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.